Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pacira Pharmaceuticals, Inc.:
        We consent to the incorporation by reference in the registration statements (Nos. 333-175101, 333-181986, 333-196542 and 333-212098) on Form S-8 of Pacira Pharmaceuticals, Inc. of our reports dated February 28, 2019, with respect to the consolidated balance sheets of Pacira Pharmaceuticals, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Pacira Pharmaceuticals, Inc.

/s/ KPMG LLP Short Hills, NJ February 28, 2019